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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of December, 2003

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

Ontario, Canada (State or Other Jurisdiction of Incorporation)	0-17227 (Commission File Number)
P.O. Box 4569, Station A Toronto, ON, Canada M5W 4T9 (Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 29th day of December, 2003.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Aber Diamond Corporation's Comparative Unaudited Financial Statements and the notes thereto for the third quarter ended October 31, 2003 and Management Discussion and Analysis for the same period

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SIGNATURES
EXHIBIT INDEX